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08006067

December 1, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SEC Mail
Mail Processing
Section
DEC 01 2008
Washington, DC
109

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Dai Nippon Printing Co., Ltd., a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. A translation of the Japanese language document for which an English language version is not readily available is set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
DEC 03 2008
THOMSON REUTERS

TKDOCS01/44292.3

Exhibit A

Documents for which English Versions are Readily Available

No.		Date Released
Press Releases:		
1.	Press release entitled "DNP Acquires Payment Card Industry Data Security Standard Accreditation" (Exhibit A-1)	August 7, 2008
2.	Press release entitled "DNP to begin sales of 'RELIEFGRAM™', a type of hologram capable of displaying 3-Dimensional surfaces with high resolution and brightness" (Exhibit A-2)	September 1, 2008
3.	Press release entitled "DNP Acquires Company-wide PrivacyMark Accreditation" (Exhibit A-3)	September 2, 2008
Documents Disclosed Pursuant to Timely Disclosure Regulations of Tokyo Stock Exchange and Osaka Securities Exchange:		
1.	"Selected Financial Data for the Second Quarter Ended September 30, 2008", as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (summary in English) (Exhibit A-4)	November 18, 2008

DNP

News Release

Exhibit A-1

August 07, 2008

DNP Acquires Payment Card Industry Data Security Standard Accreditation

Achieves Card Member Data Protection and the Operation of Safe Networks

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) is pleased to announce the company has acquired Payment Card Industry Data Security Standard (PCI DSS) accreditation, a security standard related to card member data, transaction data, processing systems for networks and data administration.

[Background]

While there has been a sharp increase in the use of credit cards settlements, as a settlement method in online shopping and home selling, there has also been a rise in the illicit acquisition of card data and wrongful claims. Following the enactment of the Amended Installment Sales Law in June, card issuers, member outlets, and internet mail order companies are now required to put in place a system for the protection of card data.
Cash cards, credit cards and ID cards store large amounts of card data, including personal data, and card numbers. In the future, the companies and systems which handle this personal data and card data will be required to construct and operate more sophisticated security systems than at present.

[Concerning PCI DSS]

PCI DSS is a security industry standard jointly developed by international settlement card brand companies, including VISA, JCB and MasterCard, with the objective of achieving card member data protection and safe transactions at card issuing companies and member outlets. PCI DSS positions the protection of card member data as its ultimate aim, and stipulates concrete administration methodologies and operational formats deemed necessary in order to satisfy specific security standards.

- The construction and maintenance of safe networks
- The protection of card member data
- The development of programs to administer vulnerability
- The introduction of strong access control methods
- Periodic network supervision and testing
- The development of a data security policy

[Concerning the Acquisition of PCI DSS Accreditation]

DNP operates "DNP Card Data Management Service (CDMS)" a service related to network type smart cards, which supports the on-the-spot issue of smart cards and alterations to PIN codes. As a new and additional service to this business, from August the company launched an identity authentication

service for internet based card settlements delivered via an ASP format. DNP moved to acquire PCI DSS accreditation as a means of applying an objective assessment standard to this service, given the need for sophisticated security and reliability in the smooth operation of the service.

[Forward Looking Developments]

DNP will provide safe and secure identity authentication services based on a thorough system. The company aims for sales of 1 billion yen over the next three years from the CDMS authentication service.

* "3-D Secure" is a registered trademark of Visa Inc.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

DNP

News Release

Exhibit A-2

September 01, 2008

DNP to begin sales of "RELIEFGRAM™," a type of hologram capable of displaying 3-Dimensional surfaces with high resolution and brightness

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed the RELIEFGRAM™, a high-security hologram produced using electron beam (EB) lithography technique to generate relief-like effects in which high-brightness, high-resolution 3-Dimensional (3-D) images appear to rise from a plane surface. The holograms will go on sale in September of this year.

The RELIEFGRAM™ involves the application of DNP's unique "Scratched-3D®" technology to holograms. (*1) This technology allows 3-D CG data to be reproduced as 3-D images by forming minute groove patterns on a plane.


SECURE SECURE SECURE SECURE SECURE

RELIEFGRAM™ Image
An image of the Earth appears to be swelled from the background.

[Background]

Recent years have seen significant expansion in the application of holograms for security purposes (e.g., product authentication). In addition to goals related to superior anti-counterfeiting and ease in visual authenticity verification, demand is now increasing for more novel looks. In 1993, DNP successfully leveraged semiconductor manufacturing technologies to develop the KALEIDOGRAM® (*2), a product that proved successful across a wide range of security applications, including anti-counterfeiting. However, while KALEIDOGRAM® is capable of displaying high-brightness and high-resolution

images, the technology was limited to 2D images.

The RELIEFGRAM™ surpasses earlier achievements by providing advanced security and design flexibility for realizing bright, high resolution 3-D images.

[Features]

• Advanced security through designs that record motion of highlight

The RELIEFGRAM™ hologram generates a relief-like effect in which images appear to rise from the surface. This illusion is created by reproducing the flow of light along the surfaces of the designed object. Conventional holograms record parallax images, which display changes in how an object appears when observed from different angles. In contrast, the RELIEFGRAM™ records changes in shape of highlight, or how an object appears when changes occur in the lighting direction. The latter provides more information on surface details than parallax images and is capable of realizing 3D shapes at higher precision. This high-security hologram will produce high-brightness, high-resolution 3D images that make it significantly easier to realize visual authenticity verification systems.

	Brightness	High resolution	Cubic effect
RELIEFGRAM™	O	O	O
Conventional hologram (Recording interference fringes)	Δ	Δ	O
KALEIDOGRAM ®	O	O	X

* Conventional holograms use dedicated recording devices to optically record 3-D objects or camera-ready master films as full-size images on plates, whose surfaces are then finished by micro-embossing.

• Ideal for transparent holograms

For IDs such as employee ID cards, passports, and access cards with photos, holograms are generated on transparent films and fixed to the surface of the card. Most conventional holograms involve a thin aluminum layer from which light is reflected to enhance the brightness and visibility of the holographic image. However, since transparent films lack this thin aluminum layer, the reflected light is weak, and the resulting image lacks vividness. Improving brightness and visibility has long been a major goal for such holograms.

In addition to advanced anti-counterfeiting effects, RELIEFGRAM™ offers high brightness and visibility, even for transparent films, making it the ideal technique for the transparent holograms used in ID cards.

[Pricing]

• Size 12 × 15 mm: approx. 5 yen/piece for 100,000-piece batch order

(Same size): approx. 2 yen/piece for 500,000-piece batch order

• Size 30 × 40 mm: approx. 7 yen/piece for 100,000-piece batch order

(Same size): approx. 4 yen/piece for 500,000-piece batch order

* Excluding initial costs

[In the Future]

DNP plans to actively market this product for various anti-counterfeiting and ID card applications, including employee ID cards, cash vouchers, and credit cards, and for brand-protection for various merchandise items. We expect sales over the next three years to exceed 300 million yen.

(*1) Scratched-3D® is a 3-D imaging technology that makes images appear to rise from a smooth, flat surface. Normally, when light is irradiated onto the flat surface, a strong mirror reflection occurs at an angle of reflectance equal to the angle of incidence. However, by forming fine gratings on the surface, incident light can be scatterd in a manner determined by the direction of the grating. In Scratched-3D®, the direction of the grating is precisely controlled to generate the raised 3-D image.

(*2) KALEIDOGRAM® is a high-brightness, high-resolution hologram in which light diffraction patterns are etched onto the original plate using an EB lithographic device used to print semiconductor circuits.

* RELIEFGRAM is a trademark of DNP in Japan.

* Scratched-3D is a registered trademark of DNP in Japan.

* KALEIDOGRAM is a registered trademark of DNP in Japan.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

DNP

News Release

Exhibit A-3

September 02, 2008

DNP Acquires Company-wide PrivacyMark Accreditation

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) is pleased to announce that on July 24 the company received PrivacyMark accreditation from the Japan Information Processing Development Corporation, which is designed to recognize businesses that provide for systems offering a suitable protection mechanism for personal data compatible with JISQ15001 Personal Information Protection Management Systems Requirements issued by the Japanese Industrial Standards Committee.

Some five DNP divisions have been accredited with the PrivacyMark, beginning with the IPS Operations in September 2000, and including the C&I Operations, the Information Communication Kansai Operations, the Commercial Printing Operations and the Chubu Operations.

In expanding JISQ15001 compatible personal data protection systems throughout the entire company, various systems were enhanced, including strengthening the test guidance system via the reorganization of a HQ dedicated group, the further reinforcement of physical responses from the Electronic Data Processing Department along with the creation of a set of common rules.

Moving forward, DNP will stay sufficiently aware of the significance of personal data, and continue to maintain strict personal data management in line with personal data protection policies.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-4

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the Second Quater Ended September 30, 2008

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of September 30 *(millions of yen except per share amount)*

	2008	2007
Total assets	¥ 1,613,183	¥ 1,610,923
Total stockholders' equity	974,304	1,027,455
Equity ratio	60.4 %	63.8 %
Book value per share (yen)	¥ 1,512.03	¥ 1,533.92

Six months ended September 30 *(millions of yen except per share amount)*

	2008		2007	
Net sales	¥ 804,322	1.3 %	¥ 793,886	6.8 %
Operating income	39,948	(0.9) %	40,322	(15.8) %
Ordinary income	41,569	0.1 %	41,513	(18.7) %
Net income	16,567	(24.1) %	21,839	(14.8) %
Earnings per share (yen)				
primary	¥ 25.52		¥ 32.21	
fully diluted	–		–	
Net Cash flows from operating activities	¥ 72,582		¥ 56,294	
Net Cash flows from investing activities	¥ (55,117)		¥ (45,323)	
Net Cash used in financing activities	¥ (33,812)		¥ (58,479)	
Cash and cash equivalents	¥ 112,770		¥ 124,194	

Actual results by business segment for six months ended September 30 *(millions of yen)*

		2008		2007	
Information Communication					
	Net sales	¥ 332,847	1.1 %	¥ 329,251	0.8 %
	Operating income	15,582	(22.4) %	20,078	(15.7) %
Lifestyle and Industrial Supplies					
	Net sales	¥ 288,978	6.4 %	¥ 271,520	8.9 %
	Operating income	15,195	(11.2) %	17,117	(8.8) %
Electronics					
	Net sales	¥ 156,155	(5.8) %	¥ 165,846	20.3 %
	Operating income	13,370	77.6 %	7,530	(12.9) %
Beverages					
	Net sales	¥ 33,855	(1.4) %	¥ 34,323	0.7 %
	Operating income	29	(75.8) %	120	– %

Other Data for six months ended September 30 *(millions of yen)*

	2008	2007
Depreciation expenses	¥ 50,995	¥ 51,167
R&D expenditures	¥ 17,636	¥ 17,359

Exhibit B

Translation of the Japanese language document for which an English version is not readily available

No English version or translation is available for the document below, therefore we have prepared an English translation of the Japanese language document as follows:

Document Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Revision of Business Results Forecasts for the Fiscal Year ending March 31, 2009", as disclosed on November 14, 2008 (full translation) (Exhibit B-1)

Exhibit B-1

[TRANSLATION]

November 14, 2008

For Immediate Release

Company Name: Dai Nippon Printing Co., Ltd.
(Stock Code: 7912, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Yoshitoshi Kitajima, President
Direct your queries to: Yoshio Kanbe, General Manager, Press and Public Relations
(Tel: 813-5225-8220)

Notification with Respect to Revision of Business Results Forecasts for the Fiscal Year ending March 31, 2009

In consideration of recent business performance and other factors, Dai Nippon Printing Co., Ltd. (the "Company") has made the following revisions to its business results forecasts for the fiscal year ending March 31, 2009 (April 1, 2008 through March 31, 2009) which were previously disclosed with the earnings announcement on May 9, 2008.

Revision to the Consolidated Business Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 through March 31, 2009)

	Net Sales (¥ millions)	Operating Income (¥ millions)	Ordinary Income (¥ millions)	Net Income (¥ millions)	Net Income per share (¥)
Previously Announced Forecasts (A)	1,680,000	88,000	88,000	45,500	70.30
Revised Forecasts (B)	1,670,000	72,000	73,000	32,000	49.46
Difference (B-A)	(10,000)	(16,000)	(15,000)	(13,500)	—
Difference (%)	(0.6%)	(18.2%)	(17.0%)	(29.7%)	—
(Reference) Business Results for the Fiscal Year Ended March 31, 2008	1,616,053	87,104	86,502	45,171	67.08

Revision to the Non-Consolidated Business Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 through March 31, 2009)

	Net Sales (¥ millions)	Operating Income (¥ millions)	Ordinary Income (¥ millions)	Net Income (¥ millions)	Net Income per share (¥)
Previously Announced Forecasts (A)	1,225,000	28,500	45,500	27,500	41.54
Revised Forecasts (B)	1,200,000	19,500	42,000	15,500	23.93
Difference (B-A)	(25,000)	(9,000)	(3,500)	(12,000)	—
Difference (%)	(2.0%)	(31.6%)	(7.7%)	(43.6%)	—
(Reference) Business Results for the Fiscal Year Ended March 31, 2008	1,180,188	28,186	45,105	30,343	45.02

Reasons for the Revision

As conditions remain uncertain due to the slowdown of the world economy resulting from the financial crisis, it is expected that the Japanese domestic economy will continue to be weak. The printing industry is also facing a difficult business environment, such as the decline in unit prices of orders received triggered by intensifying competition and trends in raw material prices, and the current unpredictable situation is expected to continue.

Under these conditions, the Company has revised its consolidated and non-consolidated business results forecasts for the fiscal year ending March 31, 2009 disclosed on May 9, 2008.

(End of Exhibit B-1)

END